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                 November 15, 2021

       Armon Sharei, Ph.D.
       President and Chief Executive Officer
       SQZ Biotechnologies Co
       200 Arsenal Yards Blvd, Suite 210
       Watertown, Massachusetts 02472

                                                        Re: SQZ Biotechnologies
Co
                                                            Registration
Statement on Form S-3
                                                            Filed November 12,
2021
                                                            File No. 333-260980

       Dear Armon Sharei:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Peter N. Handrinos